SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHTARGET, INC.

(Name of Subject Company (Issuer))

TECHTARGET, INC.

(Name of Filing Persons (Issuer and Offeror))

0.125% Convertible Senior Notes due 2025

0.00% Convertible Senior Notes due 2026

(Title of Class of Securities)

87874R AB6

87874R AD2

(CUSIP Number of Class of Securities)

Charles D. Rennick

Vice President, General Counsel, and Corporate Secretary

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Joseph B. Conahan, Esq.

Craig Hilts, Esq. Ryan S. Brewer, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by TechTarget, Inc., (formerly known as Toro CombineCo, Inc.) (the “Successor Company”), as subject company and issuer, on December 20, 2024 (the “Original Schedule TO” and as amended and supplemented on the date hereof, the “Schedule TO”), relating to the right of each holder of the applicable Notes (as defined below) to require the Successor Company to repurchase, at such holder’s option:

•

in the case of the of 0.125% Convertible Senior Notes due 2025 (the “2025 Notes”), 100% of the principal amount of the 2025 Notes, plus accrued and unpaid interest thereon to, but excluding, January 24, 2025, pursuant to the terms and conditions of (i) the Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of the 2025 Notes, dated December 20, 2024 (the “2025 Notes Offer to Purchase”), attached as Exhibit (a)(1)(i) to the Original Schedule TO, (ii) the 2025 Indenture (as defined in the Original Schedule TO) and (iii) the 2025 Notes; and

•

in the case of the 0.00% Convertible Senior Notes due 2026 (the “2026 Notes” and, together with the 2025 Notes, the “Notes”), 100% of the principal amount of the 2026 Notes pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of the 2026 Notes, dated December 20, 2024 (the “2026 Notes Offer to Purchase” and, together with the 2025 Notes Offer to Purchase, the “Notes Offers to Purchase”), attached as Exhibit (a)(1)(ii) to the Original Schedule TO, (ii) the 2026 Indenture (as defined in the Original Schedule TO) and (iii) the 2026 Notes.

The information set forth in the Notes Offers to Purchase, which were previously filed with the Original Schedule TO, is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and restated to the extent specifically provided in this Amendment No. 1.

This Amendment No. 1 is filed by the Successor Company and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notes Offers to Purchase, as applicable.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

On January 24, 2025, the Successor Company issued a press release announcing the final results of each tender offer, each of which expired at 5:00 p.m., New York City time, on January 23, 2025. A copy of such press release is filed as Exhibit (a)(5)(ii) to this Amendment No. 1 and is incorporated herein by reference.

The Successor Company drew down $135,000,000 from the Credit Facility pursuant to the terms of the Credit Agreement. The proceeds from the borrowing were used to finance a portion of the repurchase of the Notes. A copy of the Credit Agreement was filed as Exhibit (b) to the Original Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release, dated January 24, 2025, announcing the final results of the tender offers to repurchase for cash TechTarget, Inc.’s 0.125% Convertible Senior Notes due 2025 and 0% Convertible Senior Notes due 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TechTarget, Inc.

By:	/s/ Daniel Noreck
Name: Daniel Noreck
Title: Chief Financial Officer

Date: January 24, 2025

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.125% Convertible Senior Notes due 2025, dated December 20, 2024.*

(a)(1)(ii)	Offer to Purchase for Cash and Notice of Fundamental Change, Make-Whole Fundamental Change, Fundamental Change, Specified Corporate Event and Settlement Method to holders of 0.00% Convertible Senior Notes due 2026, dated December 20, 2024.*

(a)(2)-(4)	Not applicable.

(a)(5)(i)	Press Release, dated December 20, 2024, announcing offer to repurchase for cash TechTarget, Inc.’s 0.125% Convertible Senior Notes due 2025 and 0% Convertible Senior Notes due 2026.*

(a)(5)(ii)	Press Release, dated January 24, 2025, announcing the final results of the tender offers to repurchase for cash TechTarget, Inc.’s 0.125% Convertible Senior Notes due 2025 and 0% Convertible Senior Notes due 2026.**

(b)	Credit Agreement, dated December 2, 2024, by and among Toro CombineCo, Inc., the Lenders party thereto and Informa Group Holdings Limited (incorporated by reference herein to Exhibit 10.8 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(1)	Indenture (including form of Notes) with respect to TechTarget’s 0.125% Convertible Senior Notes due 2025, dated as of December 17, 2020, by and between TechTarget, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. on December 17, 2020).

(d)(2)	First Supplemental Indenture, dated November 29, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(3)	Indenture (including form of Notes) with respect to TechTarget’s 0.00% Convertible Senior Notes due 2026, dated as of December 13, 2021, between TechTarget, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by TechTarget, Inc. on December 14, 2021).

(d)(4)	First Supplemental Indenture, dated November 29, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc. and U.S. Bank Trust Company, National Association (as successor-in-interest to U.S. Bank National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024)).

(d)(5)	Agreement and Plan of Merger, dated as of January 10, 2024, by and among TechTarget, Inc., Toro CombineCo, Inc., Toro Acquisition Sub, LLC, Informa PLC, Informa US Holdings Limited, and Informa Intrepid Holdings Inc (incorporated by reference herein to Exhibit 2.1 to the Current Report on Form 8-K filed by TechTarget, Inc. on January 11, 2024).

(d)(6)	Stockholders Agreement, dated as of December 2, 2024, by and among TechTarget, Inc. (formerly known as Toro CombineCo, Inc.), Informa PLC and Informa US Holdings Limited (incorporated by reference herein to Exhibit 10.1 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024)).

(d)(7)	Registration Rights Agreement, dated as of December 2, 2024, by and between TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) and Informa US Holdings Limited (incorporated by reference herein to Exhibit 10.2 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024)).

(d)(8)	Commercial Cooperation Agreement, dated as of December 2, 2024, by and between TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) and Informa Group Limited (incorporated by reference herein to Exhibit 10.8 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024)).

(d)(9)	Tax Matters Agreement, dated as of December 2, 2024, by and among TechTarget, Inc. (formerly known as Toro CombineCo, Inc.), Informa PLC, Informa USA, Inc., Informa Tech LLC and Informa Intrepid Holdings Inc. (incorporated by reference herein to Exhibit 10.3 to the Current Report on Form 8-K filed by TechTarget, Inc. (formerly known as Toro CombineCo, Inc.) on December 3, 2024).

(d)(10)	Amendment No. 1, dated as of October 31, 2024, by and between Informa Intrepid Holdings Inc. and Michael Sean Griffey on behalf of Michael Sean Griffey, Eli Dickinson, and Ryan Willumson, to the Deferred Purchase Agreement, dated as of July 18, 2022, by and among Informa Intrepid Holdings Inc., Michael Sean Griffey, Eli Dickinson, and Ryan Willumson, Informa Group Limited and FCP-Industry Dive Holdings, LLC.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table**

*	Previously filed.
**	Filed herewith.